EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY Emera Incorporated (“Emera”) 5151 Terminal Road Halifax, Nova Scotia B3J 1A1

ITEM 2:	DATE OF MATERIAL CHANGE July 1, 2016

ITEM 3:	NEWS RELEASE A news release was issued by Emera through Business Wire on July 1, 2016, a copy of which is attached hereto as Schedule A.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

On July 1, 2016, Emera announced that it had completed the acquisition of all outstanding shares of TECO Energy, Inc. for approximately US$6.5 billion (the “Acquisition”). A copy of the news release relating to the Acquisition is attached hereto as Schedule A.

ITEM 5.1:

FULL DESCRIPTION OF MATERIAL CHANGE

For a full description of the material change, see the news release attached as Schedule A hereto.

In anticipation of the closing of the Acquisition, on June 28, 2016 Emera issued a final instalment notice (the “Final Instalment Notice”) in respect of its 4.00% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts (“Instalment Receipts”). The Final Instalment Notice provides that, among other things: (i) payment of the final instalment ($667 per $1,000 principal amount of Debentures) is due by August 2, 2016 (the “Final Instalment Date”); (ii) holders of Debentures will receive accrued and unpaid interest of $8.7671 per $1,000 principal amount of Debentures; (iii) holders of Debentures who have paid the final instalment on or before the Final Instalment Date will also receive a make-whole payment of $6.0822 per $1,000 principal amount of Debentures, representing the interest that would have accrued from the day following the Final Instalment Date to and including September 28, 2016; and (iv) concurrently with or at any time after the Final Instalment Date, holders of fully paid Debentures will have the right to convert their Debentures into Emera common shares at a conversion price of $41.85 per common shares.

Emera will issue up to 52,210,274 common shares on conversion of the outstanding Debentures. On the day following the Final Instalment Date, the interest rate payable on the Debentures will fall to an annual rate of 0% and interest will cease to accrue on the Debentures. Emera expects the Instalment Receipts to be delisted from the Toronto Stock Exchange (the “TSX”) on or about the Final Instalment Date. The Debentures are not and will not be listed on the TSX.

A copy of the news release relating to the issuance of the Final Instalment Notice is attached hereto as Schedule B.

ITEM 5.2:	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS Not applicable.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102 Not applicable.

ITEM 7:	OMITTED INFORMATION Not applicable.

ITEM 8:

EXECUTIVE OFFICER

The following is the name and business telephone number of an executive officer of Emera who is knowledgeable about the material change and this report:

Stephen D. Aftanas

Corporate Secretary

(902) 428-6096

DATED the 1st day of July, 2016.

SCHEDULE A

News Release Relating to the Acquisition

See attached.

EMERA CLOSES ACQUISITION OF TECO ENERGY

HALIFAX, Nova Scotia, July 1, 2016 - Emera Inc. (“Emera”) (TSX: EMA) today announced that it has completed the acquisition of all outstanding shares of TECO Energy, Inc. (“TECO Energy”) for approximately US$6.5 billion (“Acquisition”).

TECO Energy is a perfect fit for Emera’s strategy due to its business and generation mix. It expands Emera’s platform into markets where there are significant growth opportunities, and is expected to increase the portion of Emera’s earnings from rate-regulated businesses to almost 85 percent of adjusted net income. With this acquisition, Emera becomes a top 20 North American regulated utility with added geographic, regulatory and business diversification.

The Acquisition is expected to be significantly accretive to Emera’s earnings per common share, with 5 percent accretion in the first full year of operations (2017)1, growing to more than 10 percent by the third full year (2019)1.

“The acquisition of TECO Energy advances a number of important strategic objectives for Emera,” said Chris Huskilson, President and CEO of Emera Inc. “We expect it to be significantly accretive, increase our regulated earnings into the high end of our target range, provide additional diversification and growth opportunities, and expand Emera into the local gas distribution business.”

As part of Emera’s commitment to the customers and communities in which it operates, operating boards will be established in Florida and New Mexico, with local business and community leaders on both boards. Tampa Electric and Peoples Gas headquarters will remain in Tampa, Florida. New Mexico Gas Co. headquarters will remain in Albuquerque, New Mexico.

“At Emera, our people are our greatest strength. Today, we welcome 3,700 new colleagues from across TECO into the Emera family. We are stronger together.” said Huskilson.

Tampa Electric serves nearly 725,000 customers in West Central Florida; Peoples Gas serves nearly 365,000 customers across Florida; and New Mexico Gas Co. serves more than 515,000 customers across New Mexico.

As a result of the closing of the Acquisition, trading of TECO Energy, Inc. common stock on the New York Stock Exchange will be suspended, and these shares will no longer be listed on The New York Stock Exchange. TECO Energy, Inc. shareholders will receive US$27.55 per share.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $27.5 billion in assets and 2015 pro-forma revenues of $ 6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F and instalment receipts are listed and trade under the symbol EMA.IR. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to the combined operations of Emera and TECO Energy post-Acquisition, including, among other things, statements relating to growth and diversification opportunities, increased earnings from rate-regulated businesses, earnings per share accretion and stakeholders commitments. By its nature, forward-looking information requires the use of assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera’s current beliefs and are based on information currently available to it. There is risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that the assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in (i) Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements which can be found on SEDAR at www.sedar.com and (ii) under the heading “Risk Factors” in TECO Energy’s Annual Report on Form 10-K for the year ended December 31, 2015, as updated in subsequent filings with the U.S. Securities and Exchange Commission. Except as required by law, Emera disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Emera:

Investor Relations:

Scott LaFleur, 902-428-6375

scott.lafleur@emera.com

Media:

Neera Ritcey, 902-222-2683

neera.ritcey@emera.com

[1]	Within a stable currency exchange environment; for additional assumptions, see “Forward Looking Information”

SCHEDULE B

News Release Relating to the issuance of the Final Instalment Notice

See attached.

FINAL PAYMENT ON EMERA’S CONVERTIBLE DEBENTURES REPRESENTED BY INSTALMENT

RECEIPTS DUE BY AUGUST 2, 2016

HALIFAX, Nova Scotia, June 29, 2016 - Emera Inc. (“Emera”) (TSX: EMA) today announced that as all conditions precedent to completing the acquisition of TECO Energy have been fulfilled other than customary closing conditions and the acquisition is expected to close on or about July 1, 2016, it has issued the final instalment notice (the “Final Instalment Notice”) in respect of its 4.00% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts (“Instalment Receipts”). The Final Instalment Notice provides that, among other things: (i) payment of the final instalment ($667 per $1,000 principal amount of Debentures) is due by August 2, 2016 (the “Final Instalment Date”); (ii) holders of Debentures will receive accrued and unpaid interest of $8.7671 per $1,000 principal amount of Debentures; (iii) holders of Debentures who have paid the final instalment on or before the Final Instalment Date will also receive a make-whole payment of $6.0822 per $1,000 principal amount of Debentures, representing the interest that would have accrued from the day following the Final Instalment Date to and including September 28, 2016; and (iv) concurrently with or at any time after the Final Instalment Date, holders of fully paid Debentures will have the right to convert their Debentures into Emera common shares at a conversion price of $41.85 per common share. Emera will issue up to 52,210,274 common shares on conversion of the outstanding Debentures. On the day following the Final Instalment Date, the interest rate payable on the Debentures will fall to an annual rate of 0% and interest will cease to accrue on the Debentures. Emera expects the Instalment Receipts to be delisted from the Toronto Stock Exchange (the “TSX”) on or about the Final Instalment Date. The Debentures are not and will not be listed on the TSX.

In the event the acquisition is not completed on or about July 1, 2016, Emera may revoke the Final Instalment Notice and/or issue a new notice providing for a new Final Instalment Date.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $11.5 billion in assets and 2015 revenues of $2.79 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout northeastern North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F and instalment receipts are listed and trade under the symbol EMA.IR. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws with respect to, among other things, the completion of the acquisition of TECO Energy and the timing of the Final Instalment Date. Important factors that could cause actual performance and results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to the following: (i) the risk that other conditions to the closing of the proposed acquisition may not be satisfied; and (ii) the timing to consummate the acquisition. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that it will close within the anticipated time period. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking statements. By its nature, forward-looking information requires the use of assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera’s and TECO Energy’s current beliefs and are based on information currently available to them. There is risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that the assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in (i) Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual

Management Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements which can be found on SEDAR at www.sedar.com and (ii) under the heading “Risk Factors” in TECO Energy’s Annual Report on Form 10-K for the year ended December 31, 2015, as updated in subsequent filings with the U.S. Securities and Exchange Commission. Except as required by law, Emera and TECO Energy disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Emera:

Investor Relations:

Scott LaFleur, 902-428-6375

scott.lafleur@emera.com

Media:

Neera Ritcey, 902-222-2683

neera.ritcey@emera.com